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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           The Hain Food Group, Inc.
                      (formerly Kineret Acquistion Corp.)
         -------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                    49460E 0
         -------------------------------------------------------------
                                 (CUSIP Number)

                                 John W. Gildea
                               Managing Director
                         The Network Company II Limited
                      c/o Gildea Management Company, L.P.
         115 East Putnam Ave., 3rd floor, Greenwich, Connecticut 06830
                                 (203) 629-0861
         -------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 29, 1996
         -------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 3 Pages

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This Amendment No. 1, dated December 4, 1996, to the Schedule 13D (the
"Schedule 13D") filed in April 1994 on behalf of The Network Company II Limited ("Network") and John W. Gildea ("Mr. Gildea") relates to the common stock, par value $.01 per share (the "Common Stock"), of The Hain Food Group, Inc. (formerly Kineret Acquisition Corp.) (the "Issuer"), and is being filed as a final amendment to the Schedule 13D pursuant to Rule 13d-2 under the Securities and Exchange Act of 1934, as amended. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The statement on Schedule 13D is hereby amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer.

         On November 29, 1996, Network sold all 1,055,556 of its shares of Common Stock of the Issuer in a private transaction at a price of $2.75 per share. As of that date, each of Network and Mr. Gildea ceased to be a beneficial owner of more than five percent of the Common Stock of the Issuer.

                               Page 2 of 3 Pages

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                                   SIGNATURE

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1996

THE NETWORK COMPANY II LIMITED

By: /s/ John W. Gildea
    ----------------------------------------
    Name:   John W. Gildea
    Title:  Managing Director/Director

/s/John W. Gildea
--------------------------------------------
John W. Gildea

                               Page 3 of 3 Pages